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                   [Donaldson, Lufkin & Jenrette Letterhead]


                                                                     EXHIBIT (f)


                                                            February 2, 1995


Special Committee of the Board of Directors
Club Car, Inc.
4152 Washington Road
Martinez, Georgia 30907

Dear Sirs:

         You have requested our opinion as to the fairness from a financial point of view to the shareholders of Club Car, Inc. (the "Company") of the consideration to be received by such shareholders pursuant to the terms of the proposed Agreement and Plan of Merger to be dated as of February 2, 1995, to be entered into by and among Clark Equipment Company ("Parent"), Clark Acquisition Sub, Inc., a wholly-owned subsidiary of Parent ("Sub"), and the Company (the "Agreement").

         Pursuant to the Agreement, Sub will commence a tender offer for any and all outstanding shares of the Company's common stock at a price of $25.00 per share in cash. The tender offer is to be followed by a merger in which the shares of all shareholders who did not tender (other than dissenters, Sub and subsidiaries) would be converted into the right to receive $25.00 per share in cash.

         In arriving at our opinion, we have reviewed the Agreement. We also have reviewed financial and other information that was publicly available or furnished to us by the Company, including information provided during discussions with the Company's management, which included certain financial projections of the Company for the period beginning October 2, 1994 and ending September 30, 1999 prepared by the management of the Company. In addition, we have compared certain financial and securities data of the Company with various other companies whose securities are traded in public markets, reviewed the historical stock prices and trading volumes of the common stock, reviewed prices and premiums paid in other business combinations and conducted such other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion. We were not requested to, nor did we, solicit the interest of any other party in acquiring the Company.

         In rendering our opinion, we have relied upon and assumed without independent verification, the accuracy, completeness and fairness of all of the financial and other information that was available to us from public sources, that was provided to us by the Company or its representatives, or that was otherwise reviewed by us. With respect to the financial projections supplied to us by the Company, we have assumed that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future operating and financial performance of the Company. We have not assumed any responsibility for making an independent evaluation of the Company's assets or liabilities or for making any independent verification of any of the information reviewed by us. We have relied as to all legal matters on advice of counsel to the Company.
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         Our opinion is necessarily based on economic, market, financial and other considerations as they exist on, and on the information made available to us as of, the date of this letter. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion. Our opinion does not constitute a recommendation to any stockholder as to whether such stockholder should tender his shares.

         Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. DLJ has performed investment banking and other services for the Company in the past and has been compensated for such services. In October 1993, DLJ managed the initial public offering of 4,125,000 shares of the Company's common stock. In the ordinary course of its business, DLJ may actively trade the equity securities of the Company for DLJ's own account or for the account of customers and, accordingly, may at any time hold a long or short position in such securities.

         Based upon the foregoing and such other factors as we deem relevant, we are of the opinion that the consideration to be received pursuant to the Agreement by the shareholders of the Company is fair to such shareholders from a financial point of view.


                                       Very truly yours,

                                       DONALDSON, LUFKIN & JENRETTE
                                          SECURITIES CORPORATION


                                       By:        /s/ PATRICK J. FALLON
                                           ------------------------------------
                                           Patrick J. Fallon
                                           Senior Vice President